Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated July 25, 2014

Fantex, Inc.

On July 21, 2014, a media publication, attached hereto as Annex A, was released by The New York Times (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”). The Article references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Vernon Davis Offering was completed on April 28, 2014 and the EJ Manuel Offering was completed on July 21, 2014. The Article references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article states, “The offering of 523,700 shares [of Fantex Series EJ Manuel] received a significant amount of support from Fantex itself. Unable to sell all of the Manuel stock to investors, the company stepped in to buy 250,000 shares.” The Article further quotes Mr. French as stating, “[W]e expect … we’ll purchase a percentage of [these offerings]. The Company clarifies that Fantex Holdings, Inc. (“Fantex Holdings”), our parent company, purchased 250,000 shares of Fantex Series EJ Manuel at the initial public offering price. The Company further clarifies that we expect that Fantex Holdings will agree to purchase up to 78,000 shares of Fantex Series Mohamed Sanu in the Mohamed Sanu Offering at the initial public offering price of such shares, under certain circumstances. Sales of shares of Fantex Series Mohamed Sanu to Fantex Holdings will only be made if the underwriter represents that it is unable to locate other qualified purchasers to purchase the shares at the initial public offering price of such shares.

•                  The Article also states that “[EJ Manuel] signed away 10 percent of all future football-related income, including from his playing contract, corporate endorsements and any movies he should star in or memoirs he might write.” The Company clarifies that under the Brand Agreement, by and among Erik R. Manuel, Jr. (“EJ Manuel”), Kire Enterprises LLC and the Company, dated February 14, 2014 (the “EJ Manuel Brand Contract”), the Company acquired a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract.

•                  The Article further states that “the Company previously sold shares linked to Vernon Davis” and that “Mr. [Davis’s]… stock began trading in April.” The Company notes that holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company offered Fantex Series Vernon Davis, a tracking stock intended to track and reflect the separate economic performance of the Vernon Davis brand.

•                  The Article also states, “Although Fantex says it will pay dividends, and has already announced a dividend on the Davis shares, dividends are not guaranteed.” The Company clarifies that on May 27, 2014, the Company declared a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014 for an aggregate payment of $294,770 on August 18, 2014. The Company’s board of directors is permitted, but not required, to declare and pay dividends on the Fantex Series Vernon Davis and the Fantex Series EJ Manuel. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series Vernon Davis and the Fantex Series EJ Manuel, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contract with EJ Manuel, the longevity of EJ Manuel’s career, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the NY Times Article dated July 21, 2014

Fantex Completes Second Football Player I.P.O., Though Demand Is Slack

By William Alden | July 21, 2014, 2:50 PM

E.J. Manuel, a 24-year-old quarterback with the Buffalo Bills, had a rough time in his rookie season last year, when injuries forced him to miss six games.

On Wall Street, his stock got an uncertain reception from investors.

Shares linked to the future income of Mr. Manuel started trading on Monday on an exchange operated by Fantex, a Silicon Valley start-up that helps athletes raise money through public offerings of stock. The firm previously sold shares linked to Vernon Davis of the San Francisco 49ers.

The offering of 523,700 shares received a significant amount of support from Fantex itself. Unable to sell all of the Manuel stock to investors, the company stepped in to buy 250,000 shares, or 48 percent of the total amount offered, according to Buck French, the chief executive. This level of support was expected, Mr. French said.

Despite the slack demand, the stock was trading higher in its debut on Monday. After opening for trading at $10 at noon, the shares were up 15 percent in early afternoon trading.

“As we prime the pump and get the platform up and running, we expect on these guys that we’ll purchase a percentage of them,” Mr. French said on Monday. “We would have loved to sell them all, but at the end of the day, we didn’t want to keep dragging out the offering.”

The completion of the deal may help Fantex attract more athletes and investors to its novel business. Mr. Davis, a tight end whose stock began trading in April, said recently that he had no regrets. If all goes according to plan, Fantex will do its third deal with a football player later this year.

Mr. Manuel earned $4.98 million through the offering. In exchange, he signed away 10 percent of all future football-related income, including from his playing contract, corporate endorsements and any movies he should star in or memoirs he might write.

Investors in the stock are taking a number of risks. The most apparent of these is that Mr. Manuel is a relatively green player whose knees gave him a considerable amount of trouble last season. If he is forced to miss more games or is cut from the team, his income stream could dry up.

Beyond what happens on the field, investors accept risks associated with Fantex, a closely held start-up with little track record. The Manuel shares, which technically are shares of Fantex, confer no direct legal right to Mr. Manuel’s income. Although Fantex says it will pay dividends, and has already announced a dividend on the Davis shares, dividends are not guaranteed.

Fantex is promoting Mr. Manuel as “fearless,” with a slick promotional video showing him alternately working out on a football field and riding a moving walkway in a business suit. “I don’t think there’s any magic potion to going out and being successful,” Mr. Manuel says in the voiceover. “You just have to work.”

Investors appeared to be receptive. The Manuel stock, which was available to reserve for $10 a share last week, was trading as high as $11.50 a share on Monday, without any significant news.

Meanwhile, the Davis stock, which had risen as high as $12.50 in recent months, was hovering at $10 on Monday, flat from its offering price.

Fantex hopes those two deals are just the beginning of a string of athlete offerings. The company announced on Monday that shares linked to Mohamed Sanu, a wide receiver for the Cincinnati Bengals, would be available to reserve starting on Aug. 4.

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